

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2019

James J. Huang
Chief Investment Officer
Indonesia Energy Corporation Limited
Dea Tower I, 11th Floor, Suite 1103
Jl. Mega Kuningan Barat Kav. E4.3 No.1-2
Jakarta 12950, Indonesia

> **Re: Indonesia Energy Corporation Limited**
> **Form F-1**
> **Exhibit Nos. 10.5 and 10.7**
> **Filed November 12, 2019**
> **File No. 333-232894**

Dear Mr. Huang:

    We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance